Ecopetrol S.A. obtains authorization to execute a USD 1,200 million debt management transaction

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, as part of its comprehensive debt management and maturity refinancing strategy, the Ministry of Finance and Public Credit ("MHCP"), through Resolution 0652 of 20 March 2024, has approved the execution of a loan of up to USD 1,200 million.

The loan will be executed by and among Ecopetrol, as borrower, and Bank of Nova Scotia (USD 300 million), BBVA Securities Inc. (USD 250 million), Bank of America, N.A. (USD 200 million), JPMorgan Chase Bank, N.A. (USD 200 million), Itaú Chile New York Branch (USD 100 million) and Standard Chartered Bank Hong Kong Limited (USD 150 million), as lenders. The term of the loan will be five (5) years; principal will be repaid at maturity; and interest will be subject to a variable rate previously agreed by the parties.

The loan was approved by the MHCP, given Ecopetrol’s request to refinance the USD 1,200 million outstanding under a previously-executed loan authorized by Resolution 1824 of July 30, 2021, and which expired on August 16, 2023. Such loan authorized in 2021 was disbursed on September 29, 2022 to refinance the debt contracted for the acquisition of Interconexión Eléctrica S.A.

In order to obtain the loan, the Company complied with all the required internal and external procedures and approvals.

The terms of the loan confirm the support and confidence of the international financial sector in the strategy of the Ecopetrol Group.

Pursuant to Colombian regulation, the MHCP reviewed and authorized the terms of the agreement, which provide for events of default by the borrower, such as failure to make timely payments of principal and interest, possible impairment of the borrower's ability to pay, impairment of the integrity of the borrower's financial information, and failure to comply with contractual obligations, among others, which are frequently used in transactions of this nature. Should any of these events materialize, lenders would be entitled to claim early repayment of the debt, according to the procedure foreseen in the contract. Likewise, the loan agreement establishes Ecopetrol's right of recourse against the lenders when they fail to make disbursements under the terms of the loan. All of the above, in accordance with the law of the State of New York, which is the governing law of the agreement.

Bogota D.C., March 20, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This press release contains forward-looking statements which are based on current expectations and assumptions about future events and which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe” or other words of similar import, and which forward-looking statements also include certain projections, forecasts, budgets and other estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ecopetrol’s control. Ecopetrol does not undertake any obligation to provide any additional information or to update this press release or to correct any inaccuracies that may become apparent, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co